January 24, 2008

Jennifer Gowetski
Attorney-Advisor
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

RE:	Essex Property Trust, Inc.
Definitive 14A
Filed April 3, 2007
File No. 001-13106

Dear Ms. Gowetski:

We, Essex Property Trust Inc. (the “Company” or “Essex”), hereby respond to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in your letter of December 7, 2007.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comments with the Company’s response in regular type.

1.
We note your response to comment no. 5 and that each named executive officer also has individual performance goals and some have business unit goals.  Please revise your disclosure to provide additional detail and analysis of how individual performance contributed to actual compensation paid to the named executive officers.  For example, please describe the specific individual performance goals and business unit goals.  See Item 402(b)(2)(vii) of Regulation S-K.  Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of such goals is not required because it would result in competitive harm such that the goals could be excluded under Instruction 4 to Item 402(b).  To the extent that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:  As requested by the Staff, we would revise the disclosure set forth in the last paragraph of our response to the Staff’s prior comment number 5, as set forth on page 5 of our letter, dated October 18, 2007, to the following:

It should be noted that the foregoing are goals and should not in any way be considered to be a prediction, or guidance, by Essex as to its future results.  The 2007 targeted bonus amounts for the named executive officers range from 100% to 125% of their annual base salary amounts.  Actual bonuses will be based on various subjective factors as well as corporate performance goals, evaluation of the officer’s handling of his day-to-day responsibilities, and the officer’s achievement of his individual performance goals and, in some cases, business unit goals, which for 2007 included the following primary criteria:

•
Mr. Guericke, Chief Executive Officer:  Oversee the investment functions, including acquisitions and development, of the Company; and continue process of identifying and building the succession to the executive management team.

•
Mr. Schall, Chief Operating Officer:  Performance against internal business plan financial metrics with respect to operating group; identify officer to lead operations group; and continue succession plan implementation.

•
Mr. Dance, Chief Financial Officer:  Analyze and recommend to the Compensation Committee alternatives for performance-based compensation plans; and subject to market conditions, identify and propose capital raising transactions.

•
Mr. Eudy, Executive Vice President, Development:  Initiation of new development projects with projected capitalization rates that have an appropriate premium over acquisition capitalization rates to deliver between $150 million to $200 million of completed developments a year starting in 2008 through 2010.

•
Mr. Zimmerman, Executive Vice President, Acquisitions: Completion of over $200 million in property acquisitions at capitalization rates that are accretive given the Company’s cost of capital for such acquisitions and will improve the growth rate of the portfolio.

Such revised disclosure will be set forth in future proxy filings and updated as needed.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding this response to the undersigned.

Sincerely,

/s/ Michael T. Dance

Michael T. Dance
Executive Vice President  & Chief Financial Officer
Essex Property Trust, Inc.

cc:           Keith Guericke, Essex Property Trust, Inc.
Stephen Schrader, Baker & McKenzie, LLP